Mail Stop 3561

December 15, 2006

M. Dewey Bain
Chief Executive Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041

> **Re:** **Planetlink Communications, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 5, 2006**
> **File No. 0-31763**

Dear Mr. Bain:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Two

1. We note your response to comment 2 in our letter dated November 14, 2006, whereby you revised your document to state, "We have no <u>definitive</u> plans to acquire any additional businesses at the present time; however we may use our cash or our stock to acquire coin laundry facilities at some point in the future" and "We have no present <u>agreements</u> to acquire any such businesses." Please confirm to us, if true, that you currently are not engaged in any negotiations or otherwise have no specific plans, regardless of whether you have yet to enter into a definitive agreement, to acquire a business using the additional authorized shares for which you seek approval. In the alternative, to the extent that any of the additional authorized common shares will be used for any planned or specified

acquisition, it would appear that Items 11, 13 and 14 of Schedule 14A would be applicable.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy Trombly
        Fax: (617) 243-0066